CONCORDIA INTERNATIONAL ANNOUNCES NEW LEADERSHIP APPOINTMENTS

•	Allan Oberman named Chief Executive Officer

•	Jordan Kupinsky appointed Chairman of the Board

OAKVILLE, ON, Nov. 2, 2016 - Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) today announced that its Board of Directors has appointed Allan Oberman as its new Chief Executive Officer and selected Jordan Kupinsky as Chairman of the Board of Directors. The new appointments are effective November 14, 2016.

“We are delighted to welcome Allan as our new CEO,” said Jordan Kupinsky, Lead Independent Director. “CEO succession planning has long been a priority for the Board and our work in this area, including support from an experienced executive search firm, allowed for a comprehensive international search. Allan brings a wealth of experience in key areas, including operations, supply chain management, business strategy and capital markets. He was in leadership roles in major international pharmaceutical companies, is a proven industry leader and, in his short time as a Director, has demonstrated a clear understanding of the Company’s current situation and its opportunities. We need to rebuild shareholder value and believe adding Allan to our already strong executive leadership team will help us achieve that.”

Mr. Oberman was recently appointed to the Concordia Board of Directors and has more than 16 years of international pharmaceutical industry experience, including his recent role as Chief Executive Officer of specialty pharmaceutical company, Sagent Pharmaceuticals, Inc. Sagent was sold to Nichi-Iko Pharmaceutical Co. Ltd., Japan’s largest generic drug manufacturer, in a transaction that closed earlier this year. Prior to Sagent, Mr. Oberman served as President and CEO of Teva Americas Generics from 2012 to 2014, where he was responsible for a region that included the U.S., Canada and Latin America. He joined Teva in 2000 and served as President of Teva EMIA (Eastern Europe, Middle East, Israel and Africa), where he led a diverse group of countries in achieving consistent growth. Mr. Oberman also served as the Chief Operating Officer of Teva International, and President and CEO of Teva Canada, formerly known as Novopharm Limited.

“I am excited to assume the role of CEO at Concordia, a company with a recently expanded global platform,” said Allan Oberman. “Building on the strength of the executive team already in place, we will focus on delivering the best possible business performance, while looking to advance our product portfolio to further leverage this global platform and develop a strategic growth plan. I look forward to meeting all of the nearly 500 highly committed employees of Concordia and enhancing the Company’s relationships with all of our other key stakeholders.”

Mr. Oberman, who will continue as a Director of the Company in his new capacity, will succeed Mark L. Thompson as CEO. Mr. Thompson also served as Chairman of the Board, a role that will be assumed by Jordan Kupinsky, the Lead Independent Director, when Mr. Thompson steps down from the Board. Mr. Kupinsky has been a member of the Concordia Board since late 2013. The Board will continue its efforts to augment its ranks by searching for qualified individuals to serve as Directors.

“The Board thanks Mark for all of his dedication, leadership and the vision that he brought to Concordia. On behalf of everyone at Concordia, we wish him the very best in his future endeavours,” said Mr. Kupinsky.

About Concordia

Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs. Concordia has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs segment, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is undergoing testing for potential new indications.
Concordia operates out of facilities in Oakville, Ontario, Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the Company’s future business and strategic growth plans, the ability of Concordia to leverage its global platform, Concordia’s ability to shift its business operations to deliver the best possible business performance, enhancing the Company’s relationships with all of its key stakeholders, rebuilding shareholder value, the ability of Concordia’s executive leadership team to rebuild shareholder value, the Concordia Board augmenting its ranks and other factors. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the inability to leverage Concordia’s global platform, the inability of Concordia to shift its business operations to deliver the best possible business performance, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard‐to make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward‐looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or forward‐looking information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and forward‐looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or forward‐looking information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com